February 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4720

Re:                             Bellerophon Therapeutics LLC
Form S-1 Registration Statement
File No. 333-201474

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Bellerophon Therapeutics LLC in requesting that the effective date of the above-referenced registration statement be accelerated to Thursday February 12, 2015, at 4:30  p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from February 3, 2015 through the date hereof, the underwriters effected the following approximate distribution of copies of the Preliminary Prospectus dated February 3, 2015:

•                  200 to prospective underwriters;

•                  1,580 to institutional investors;

•                  0 to prospective dealers; and

•                  0 to others (including individuals).

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Name:	Jon Civitarese
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director

For themselves and as Representatives of the several Underwriters